November 23, 2004

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549

                       Interim Report Under Rule 24 of the
                  Public Utilities Holding Company Act of 1935
                              Progress Energy, Inc.
                            410 S. Wilmington Street
                                Raleigh, NC 27601
                               File No.: 70-10130


Gentlemen:

     In  compliance  with the terms and  conditions  of Rule 24 under the Public
Utility Holding Company Act of 1935, and the Order of the Commission dated September 29, 2003, authorizing the financing transactions and business activities, the undersigned hereby certifies to the Commission that, for the calendar quarter ending September 30, 2004, from and after registration of Progress Energy, Inc. ("Progress Energy") on November 30, 2000:

a. Any sales of any Common Stock (including original issue shares sold under a Stock Plan) and the purchase price per share and the market price per share as of the date of sale.

     None.

b. The amount and terms of any Preferred Securities, Equity-Linked Securities, Long-term Debt or Short-term debt issued directly or indirectly by Progress Energy during the quarter.

     Progress Energy's commercial paper balance at 9/30/04 was $198,950,000.00. Progress Energy issued $1,424,325,000.00 in commercial paper from 7/01/04 through 9/30/04 at a weighted average yield of 1.59% under a $1.13 billion revolving credit facility.

c. If Common Stock has been transferred to a seller of assets or securities of a company being acquired, the number of shares so issued, the value per share and whether the shares are restricted to the acquirer.

     None.

d. The total number of shares of Common Stock purchased or caused to be purchased on the open market for purposes of delivery under any Stock Plan.

     i) 0 shares of Restricted Common Stock for the Equity Incentive Plan;

     ii) 321,938 shares of Common Stock for the Investor Plus Plan;

     iii) 1,566 shares of Common Stock for the Equity Incentive Plan; and

     iv) 0 shares of Common Stock for the Employee 401(k) Plan.

e. The amount and terms of any Short-term debt issued by CP&L during the quarter.

     Carolina Power & Light Company's ("CP&L's") commercial paper balance at 9/30/04 was $146,000,000.00. CP&L issued $1,450,800,000.00 in commercial paper from 7/01/04 through 9/30/04 at a weighted average yield of 1.61% under a $450 million revolving credit facility.

f. The amount and terms of any long-term notes issued by NCNG to Progress Energy during the quarter.

     None.

g. The amount and terms of any securities issued by any Nonutility Subsidiary during the quarter that are not exempt under Rule 52.

     None.

h. The amount and purpose of any Progress Guarantee issued during the quarter (other than with respect to a security issued by a Financing Subsidiary of Progress Energy) and the Subsidiary on whose behalf it was issued.


                                                                           Purpose of Guarantee &
                                                                                 Subsidiary
     Guarantor                  Beneficiary               Amt (in $)         (for which issued)              Date
     ---------                  -----------               ----------         ------------------              ----

Progress Energy       Capital One Financial Corp., et al            0  Kanawha River Colona Synfuel         6/15/04
                                                                       monetization
Progress Energy       Union Planters Bank                           0  Kanawha River Colona Synfuel         6/15/04
                                                                       monetization
Progress Energy       MidAmerican Energy Company            1,000,000  Progress Ventures trading             8/9/04
                                                                       transactions
Progress Energy       Kansas City Power and Light Co.       1,000,000  Progress Ventures trading             8/9/04
                                                                       transactions
Progress Energy       Tenaska Power Services Co.              500,000  Progress Ventures trading             9/8/04
                                                                       transactions

i. The amount and purpose of any Nonutility Guarantee issued during the quarter (other than with respect to a security issued by a Financing Subsidiary of the guarantor) and the Nonutility Subsidiary on whose behalf it was issued.

     None.

j. The notional amount and principal terms of any Interest Rate Hedge or Anticipatory Hedge entered into during the quarter and the identity of the parties to the instruments.


             Entity
           (in Progress                       Notional Amount
             Energy                                (in $                               Principal        Transaction     Maturity
             system)        Counterparty         millions)        Description            Terms             Date           Date
             -------        ------------        ---------         -----------            -----             ----           ----
1.            CP&L         Bank of America         $30          Forward Starting         CP&L
                                                                 Interest Rate     pays 5.17% fixed       7/19/04        3/15/15
                                                                      Swap           and receives
                                                                                      three (3) -
                                                                                      month Libor
                                                                                   beginning 3/15/05

2.            CP&L          Wachovia Bank          $10          Forward Starting         CP&L
                                                                  Interest Rate     pays 5.01% fixed       8/9/04        3/15/15
                                                                       Swap           and receives
                                                                                       three (3) -
                                                                                       month Libor
                                                                                     beginning 3/15/05

k. With respect to each participant in the Utility Money Pool and the Non-Utility Money Pool, the maximum amount of borrowings from and loans to each Money Pool during the quarter and the range of interest rates on Money Pool borrowings and loans.

Non-Utility Money Pool:  Maximum Outstanding Balances - Quarter-ending - 9/30/04
                                                         Loans to the Money Pool         Borrowings from the Money Pool
                                                         -----------------------         ------------------------------
Progress Energy                                                 $ 607,323,344.59                                    N/A
Progress Ventures                                                          $0.00                       $ 139,739,294.07
Progress Energy Service Company, LLC                                       $0.00                       $ 196,498,499.49
Progress Capital Holdings, Inc.                                            $0.00                       $ 208,803,876.99
Progress Fuels Corporation                                                 $0.00                       $ 163,049,104.65
Strategic Resource Solutions Corp.                               $ 12,551,995.19                                 $ 0.00
Progress Energy Solutions, Inc.                                   $ 3,752,218.83                                 $ 0.00
Progress Rail Services Corporation                               $ 46,820,754.88                                 $ 0.00

The range of interest rates on these borrowings was 1.514% to 1.987%.

Utility Money Pool:  Maximum Outstanding Balances - Quarter-ending - 9/30/04
                                                         Loans to the Money Pool         Borrowings from the Money Pool
                                                         -----------------------         ------------------------------
Progress Energy                                                 $ 132,232,019.00                                    N/A
CP&L                                                             $ 62,307,908.74                       $ 233,118,862.05
Florida Power Corporation                                       $ 106,011,143.40                        $ 58,545,111.31

The range of interest rates on these borrowings was 1.514% to 2.040%.

1. The market-to-book ratio of Common Stock at the end of the quarterly period.

         Progress Energy Common Stock Data
         (as of September 30, 2004):
         Total Common Stock Equity (in millions):             $7,661
         Market-to-book ratio:                                  1.34

m. The name, parent company, and amount invested in any new Intermediate Subsidiary during the quarter.

     None. No new Intermediate Subsidiaries were organized and no amounts were invested for such purposes during the third quarter of 2004.

n. With respect to each Financing Subsidiary that has been formed, a representation that the financial statements of the parent company of the Financing Subsidiary shall account for the Financing Subsidiary in accordance with generally accepted accounting principles and further, with respect to each entity, (i) the name of the Financing Subsidiary, (ii) the amount invested by the parent company in the Financing Subsidiary; (iii) the balance sheet account where the investment and the cost of the investment are booked; (iv) the form of organization (e.g., corporation, limited partnership, trust, etc.) of the Financing Subsidiary; (v) the percentage owned by the parent company; and (vi) if any equity interests in the Financing Subsidiary are sold in a non-public offering, the identity of the purchasers.

     None. No new Financing Subsidiaries were organized and no amounts were invested for such purposes during the third quarter of 2004.

o. A list of Form U-6B-2 statements filed with the Commission during the quarter, including the name of the filing entity and the date of the filing.

     Florida Power Corporation                                              August 31, 2004
     Florida Progress Corporation (Progress Capital Holdings, Inc.)         August 31, 2004


p. The amount and a brief description of any new investment in Energy-Related Assets (or in the equity securities of any company substantially all of whose assets consist of Energy-Related Assets), the aggregate outstanding amount of all the investments as of the end of the quarter, and a statement confirming that any investment made during the quarter did not require state commission approval.

     A response to this item will be filed confidentially pursuant to 17 CFR ss.
     250.104. None of the investments to be reported confidentially for the third quarter of 2004 required state commission approval.

q. The aggregate outstanding amount of expenditures for development activities as of the end of the quarter.

     None.

r. Consolidated balance sheets as of the end of the quarter, and separate balance sheets as of the end of the quarter for each company, including Progress Energy, that has engaged in jurisdictional financing transactions during the quarter.

         PROGRESS ENERGY, INC.
         UNAUDITED CONSOLIDATED BALANCE SHEETS
         (in millions)
                                                                                     September 30        December 31
                  ASSETS                                                                     2004               2003
         ------------------------------------------------------------------------------------------------------------
         Utility Plant
           Utility plant in service                                                       $22,068           $ 21,675
           Accumulated depreciation                                                       (8,417)            (8,169)
                -----------------------------------------------------------------------------------------------------
                 Utility plant in service, net                                             13,651             13,506
           Held for future use                                                                 13                 13
           Construction work in progress                                                      680                634
           Nuclear fuel, net of amortization                                                  220                228
         ------------------------------------------------------------------------------------------------------------
         Total Utility Plant, Net                                                          14,564             14,381
         ------------------------------------------------------------------------------------------------------------
         Current Assets
           Cash and cash equivalents                                                           57                273
           Accounts receivable                                                                794                798
           Unbilled accounts receivable                                                       231                217
           Inventory                                                                          935                795
           Deferred fuel cost                                                                 382                317
           Prepayments and other current assets                                               397                375
         ------------------------------------------------------------------------------------------------------------
         Total Current Assets                                                               2,796              2,775
         ------------------------------------------------------------------------------------------------------------
         Deferred Debits and Other Assets
           Regulatory assets                                                                  894                612
           Nuclear decommissioning trust funds                                                993                938
           Diversified business property, net                                               2,186              2,158
           Miscellaneous other property and investments                                       454                464
           Goodwill                                                                         3,719              3,726
           Prepaid pension costs                                                              474                462
           Intangibles, net                                                                   295                327
           Other assets                                                                       245                253
         ------------------------------------------------------------------------------------------------------------
         Total Deferred Debits and Other Assets                                             9,260              8,940
         ------------------------------------------------------------------------------------------------------------
                    Total Assets                                                          $26,620           $ 26,096
         ------------------------------------------------------------------------------------------------------------
         Capitalization and Liabilities
         ------------------------------------------------------------------------------------------------------------
         Common Stock Equity
           Common stock without par value, 500 million shares authorized,
               247 and 246 million shares issued and outstanding, respectively            $ 5,339            $ 5,270
           Unearned restricted shares                                                        (15)               (17)
           Unearned ESOP shares                                                              (76)               (89)
           Accumulated other comprehensive loss                                              (62)               (50)
           Retained earnings                                                                2,475              2,330
         ------------------------------------------------------------------------------------------------------------
                          Total Common Stock Equity                                         7,661              7,444
         ------------------------------------------------------------------------------------------------------------
         Preferred Stock of Subsidiaries-Not Subject to Mandatory Redemption                   93                 93
         Long-Term Debt, Affiliate                                                            309                309
         Long-Term Debt , Net                                                               9,245              9,625
         ------------------------------------------------------------------------------------------------------------
                          Total Capitalization                                             17,308             17,471
         ------------------------------------------------------------------------------------------------------------
         Current Liabilities
           Current portion of long-term debt                                                  348                868
           Accounts payable and accrued liabilities                                           940                643
           Interest accrued                                                                   154                209
           Dividends declared                                                                 141                140
           Short-term obligations                                                             668                  4
           Customer deposits                                                                  174                167
           Other current liabilities                                                          652                580
         ------------------------------------------------------------------------------------------------------------
                          Total Current Liabilities                                         3,077              2,611
         ------------------------------------------------------------------------------------------------------------
         Deferred Credits and Other Liabilities
           Accumulated deferred income taxes                                                  807                737
           Accumulated deferred investment tax credits                                        179                190
           Regulatory liabilities                                                           2,977              2,885
           Asset retirement obligations                                                     1,323              1,271
           Other liabilities                                                                  949                931
         ------------------------------------------------------------------------------------------------------------
                          Total Deferred Credits and Other Liabilities                      6,235              6,014
         ------------------------------------------------------------------------------------------------------------
         Commitments and Contingencies
         ------------------------------------------------------------------------------------------------------------
                    Total Capitalization and Liabilities                                 $ 26,620           $ 26,096
         ------------------------------------------------------------------------------------------------------------


         Carolina Power & Light Company
         d/b/a Progress Energy Carolinas, Inc.
         UNAUDITED CONSOLIDATED BALANCE SHEETS
         (in millions)
                                                                                     September 30                 December 31
         ASSETS                                                                              2004                        2003
         ---------------------------------------------------------------------------------------------------------------------
         Utility Plant
           Utility plant in service                                                       $13,563                    $ 13,331
           Accumulated depreciation                                                       (5,499)                     (5,306)
         ---------------------------------------------------------------------------------------------------------------------
                 Utility plant in service, net                                              8,064                       8,025
           Held for future use                                                                  5                           5
           Construction work in progress                                                      297                         306
           Nuclear fuel, net of amortization                                                  169                         159
         ---------------------------------------------------------------------------------------------------------------------
                          Total Utility Plant, Net                                          8,535                       8,495
         ---------------------------------------------------------------------------------------------------------------------
         Current Assets
           Cash and cash equivalents                                                           18                         238
           Accounts receivable                                                                266                         265
           Unbilled accounts receivable                                                       135                         145
           Receivables from affiliated companies                                               39                          27
           Inventory                                                                          381                         348
           Deferred fuel cost                                                                 170                         113
           Prepayments and other current assets                                                69                          82
         ---------------------------------------------------------------------------------------------------------------------
                          Total Current Assets                                              1,078                       1,218
         ---------------------------------------------------------------------------------------------------------------------
         Deferred Debits and Other Assets
           Regulatory assets                                                                  498                         477
           Nuclear decommissioning trust funds                                                554                         505
           Miscellaneous other property and investments                                       166                         169
           Other assets                                                                       135                         118
         ---------------------------------------------------------------------------------------------------------------------
                          Total Deferred Debits and Other Assets                            1,353                       1,269
         ---------------------------------------------------------------------------------------------------------------------
                    Total Assets                                                          $10,966                    $ 10,982
         ---------------------------------------------------------------------------------------------------------------------
         Capitalization and Liabilities
         ---------------------------------------------------------------------------------------------------------------------
         Common Stock Equity
           Common stock without par value, authorized 200 million shares,
              160 million shares issued and outstanding                                   $ 1,973                    $  1,953
           Unearned ESOP common stock                                                        (76)                        (89)
           Accumulated other comprehensive loss                                               (9)                         (7)
           Retained earnings                                                                1,338                       1,380
         ---------------------------------------------------------------------------------------------------------------------
                 Total Common Stock Equity                                                  3,226                       3,237
         ---------------------------------------------------------------------------------------------------------------------
           Preferred Stock - Not Subject to Mandatory Redemption                               59                          59
           Long-Term Debt, Net                                                              2,749                       3,086
         ---------------------------------------------------------------------------------------------------------------------
                          Total Capitalization                                              6,034                       6,382
         ---------------------------------------------------------------------------------------------------------------------
         Current Liabilities
           Current portion of long-term debt                                                  300                         300
           Accounts payable and accrued liabilities                                           248                         188
           Payables to affiliated companies                                                    89                         136
           Notes payable to affiliated companies                                                -                          25
           Interest accrued                                                                    58                          64
           Short-term obligations                                                             146                           4
           Other current liabilities                                                          251                         166
         ---------------------------------------------------------------------------------------------------------------------
                          Total Current Liabilities                                         1,092                         883
         ---------------------------------------------------------------------------------------------------------------------
         Deferred Credits and Other Liabilities
           Accumulated deferred income taxes                                                1,103                       1,125
           Accumulated deferred investment tax credits                                        142                         148
           Regulatory liabilities                                                           1,240                       1,149
           Asset retirement obligations                                                       973                         932
           Other liabilities                                                                  382                         363
         ---------------------------------------------------------------------------------------------------------------------
                          Total Deferred Credits and Other Liabilities                      3,840                       3,717
         ---------------------------------------------------------------------------------------------------------------------
         Commitments and Contingencies
         ---------------------------------------------------------------------------------------------------------------------
                     Total Capitalization and Liabilities                                 $10,966                    $ 10,982
         ---------------------------------------------------------------------------------------------------------------------

s. A retained earnings analysis of Progress Energy on a consolidated basis, Florida Progress and each Utility Subsidiary detailing gross earnings, goodwill impairment, if any, dividends paid out of each capital account, and the resulting capital account balances at the end of the quarter; and an analysis of the growth in Progress Energy's consolidated retained earnings, which segregates total earnings growth attributable to EWGs and FUCOs from that attributable to other Progress Energy subsidiaries.

                                                  Consolidated Retained Earnings
         Progress Energy                          (in millions)
         ---------------                          -------------
         Balance 6/30/04                          $ 2,313
         Current earnings                             260
         Current earnings from exempt projects         43
         Common dividends                           (141)
                                                ---------
         Balance 9/30/04                          $ 2,475


                                                  Consolidated Retained Earnings
         CP&L                                     (in millions)
         ----                                      -------------
         Balance 6/30/04                           $ 1,361
         Current earnings                              175
         Dividend of cash to parent                  (197)
         Preferred dividends                           (1)
                                               -----------
         Balance 9/30/04                           $ 1,338


                                                  Consolidated Retained Earnings
         Florida Progress Corporation             (in millions)
         ----------------------------             -------------
         Balance 6/30/04                          $   955
         Current earnings                             148
         Dividend of cash to parent                  (39)
                                                ---------
         Balance 9/30/04                          $ 1,064

                                                     Retained Earnings
         Florida Power Corporation                   (in millions)
         -------------------------                   -------------
         Balance 6/30/04                             $ 1,117
         Current earnings                                140
         Dividend of cash to parent                     (39)
         Preferred dividends                               0
                                                      ------
         Balance 9/30/04                             $ 1,218


t. A computation in accordance with Rule 53(a) setting forth Progress Energy's "aggregate investment" in all EWGs and FUCOs, its "consolidated retained earnings" and a calculation of the amount of investment authority remaining under the July 17, 2002 order.

     On September 30, 2004, Progress Energy's "aggregate investment", as defined in Rule 53(a)(1), in EWGs was approximately $1.378 billion, or about 58.57% of Progress Energy's "consolidated retained earnings", also as defined in Rule 53(a)(1), for the four quarters ended September 30, 2004. The investment authority remaining under the July 17, 2002 order is approximately $2.622 billion as of September 30, 2004.

u. A statement of Progress Energy's "aggregate investment" in EWGs and FUCOs as a percentage of the following: total capitalization, net utility plant, total consolidated assets, and market value of common equity, all as of the end of the quarter.


                                                    September 30, 2004
                                            (in millions)         Percentage (1)
                                            -------------         ----------
     Total capitalization                      $18,324               7.5%
     Net utility plant                         $14,564               9.5%
     Total consolidated assets                 $26,620               5.2%
     Common Equity Market Value (2)            $10,449              13.2%

    (1) The above percentages assume an aggregate investment in EWGs of $1.378 billion
    (2) Market value of common equity assumes the following:
                  Total common shares at 9/30/04 =    246,793,648
                  Closing share price at 9/30/04 =         $42.34
                                            ---------------------
                  Total market value =            $10,449,243,056

v. A table showing, as of the end of the quarter, the dollar and percentage components of the capital structures of Progress Energy on a consolidated basis and of each Utility Subsidiary.


       Capital Structure as of                                                                          Florida Power
       September 30, 2004 (in millions)             Progress Energy                CP&L                  Corporation
                                                ------------------------ ------------------------- ------------------------
       Common stock equity                           7,661        41.8%       3,226         49.8%     2,295          50.2%
       Preferred securities                             93         0.5%          59          0.9%        34           0.7%
       Long-term debt (1)                            9,593        52.4%       3,049         47.1%     1,906          41.7%
       Long-term debt affiliate                        309         1.7%           0          0.0%         0           0.0%
       Notes to affiliated companies                     0         0.0%           0          0.0%        18           0.4%

       Short-term obligations                        668.0         3.6%         146          2.2%       323           7.0%
                                                -----------              -----------               ---------
       Total                                        18,324       100.0%       6,453        100.0%     4,576         100.0%

       (1) Includes current portion of long-term debt


w. For the quarterly period in which Progress Energy and its consolidated subsidiaries file their consolidated federal income tax return, information showing the calculation of Progress Energy's loss that is attributable to interest expense on the acquisition debt and a spreadsheet showing (1) the actual allocation of income taxes to each member of the consolidated group, and (2) the allocation of income taxes to each member of the consolidated group in accordance with the method prescribed by Rule 45(c).

     Progress Energy and its consolidated subsidiaries filed their consolidated federal income tax return during the third quarter of 2004. A response to this item will be filed confidentially pursuant to 17 CFR ss. 250.104.

x. Future registration statements filed under the Securities Act of 1933 Act during the quarter with respect to securities that are issued in accordance with the authorization requested in the Application will be filed or incorporated by reference as exhibits.

     None.

                                                     Very truly yours,
                                                     PROGRESS ENERGY, INC.

                                                     By: /s/ Thomas R. Sullivan
                                                         ----------------------
                                                         Thomas R. Sullivan
                                                         Treasurer